COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

RECEIVED
2004 SEP 10 A 10:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

September 8, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

04036798

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of a recent press release, published on Commerzbank's website, which may be of interest to Commerzbank shareholders and might influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212)266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

cc: Frau Kristina Kuerschner, ZRA Frankfurt

Enclosure

COMMERZBANK

/ ad hoc notices /

August 09, 2004

Commerzbank and ING end their talks on BHF-Bank

Commerzbank and ING, the Dutch bank, agreed this weekend not to pursue the possible acquisition of ING-BHF-Bank by Commerzbank any further. In Commerzbank's opinion, the due dilligence has not revealed enough synergy effects to justify an involvement.